08027984

SEC Mail Processing Section

FEB 29 2008

Washington, DC 100

...ATES
...NGE COMMISSION
...D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 66403

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WESTERN EQUITY GROUP, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5950 LA PLACE COURT #165
(No. and Street)

CARLSBAD, CA 92008-8868
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

THOMAS C. ALTFILLISCH (760) 438-8300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

TIMOTHY A COONS, CPA
(Name – *if individual, state last, first, middle name*)

4241 JUTLAND DRIVE, STE 304A SAN DIEGO, CA 92117
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 25 2008
THOMSON FINANCIAL

CHECK ONE:

- ● Certified Public Accountant
- ○ Public Accountant
- ○ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AB 3/25

OATH OR AFFIRMATION

I, Thomas C. Altfillisch, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Western Equity Group, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

President
Title

[signature]
Notary Public

PATRICIA B. ARELLANO
Commission # 1484025
Notary Public - California
San Diego County
My Comm. Expires May 15, 2008

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Western Equity Group

Member NASD ♦ SIPC ♦ MSRB

2007 ANNUAL AUDIT

Prepared By:
Timothy A. Coons, CPA
4241 Jutland Drive, Ste. 304A
San Diego, CA 92117
(858) 274-5573

Western Equity Group, Inc.

Index to Financial Statements

Rule 17a – 5 (d) (1)

All other financial statements and schedules for which provision has been made in the applicable accounting regulations of the Security and Exchange Commission are not required or are inapplicable, and have been omitted.

TIMOTHY A COONS, CPA
Teddy Barzilai CPA Inc
4241 JUTLAND DRIVE, SUITE 304A
SAN DIEGO, CALIFORNIA 92117
858-274-5573
FAX 866-302-8284

To the stockholders of
Western Equity Group, Inc.

I have audited the accompanying statement of financial condition of Western Equity Group, Inc. (a California S-Corporation) as of December 31, 2007, and the related statements of income (loss), changes in stockholder's equity and cash flows for the period from January 1, 2007 to December 31, 2007 and the schedules of computation of net capital, computation of net capital requirement, and computation of aggregate indebtedness as of December 31, 2007. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with U. S. generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Western Equity Group, Inc. as of December 31, 2007, and the results of its operations and cash flows for the period from January 1, 2007 to December 31, 2007 in conformity with U.S. generally accepted accounting principles. Further, in my opinion, the data shown in the schedules of computation of net capital, computation of net capital requirement and computation of aggregate indebtedness as of December 31, 2007, presents fairly, in all material aspects the information set forth therein.

Timothy A Coons, CPA

San Diego, California, USA
February 22, 2008

Western Equity Group, Inc.

Statement of Financial Condition
December 31, 2007

ASSETS

	Allowable	Non-Allowable	Total
Cash	$ 145,609	$ -	$145,609
Accounts Receivable	-0-	-	-0-
Prepaid Expenses	-	373	373
Equipment (Net of $8,284 depreciation)	-	21,346	21,346
Security Deposit	$ -	$ 6,616	$ 6,616
Total Assets	$ 145,609	$ 28,335	$ 173,944

LIABILITIES AND EQUITY

Liabilities:	
Accounts Payable	4,985
Total Liabilities	4,985
Stockholder's Equity	
Capital Stock	10,000
Added Paid in Capital	115,000
Retained Earnings (Deficit)	43,959
Total Stockholder's Equity	168,959
Total Liabilities and Equity	$173,944

The accompanying notes are an integral part of these financial statements.

Western Equity Group, Inc.

Statement of Income (Loss)
For the Period of January 1, 2007 to December 31, 2007

Revenues:	
Commissions	$ 1,453,445
Other Revenuew	35,000
Fees	9,921
Total Revenues	1,498,366
Costs and Expenses:	
Regulatory Fees	11,081
Advertising	2,491
Auto Expenses	7,056
Commissions	1,108,686
Depreciation	3,428
Dues and Subscriptions	7,150
Insurance	81,212
Occupancy	33,720
Office Expenses	11,246
Professional Fees	18,510
Recruiting Expenses	29,778
Salaries and Wages	77,531
Telephone	4,618
Taxes	870
Other Expenses	10,881
Total Costs and Expenses	1,408,258
Interest Income	2,066
Net Income (Loss) for the Period	$ 92,174

The accompanying notes are an integral part of these financial statements.

Western Equity Group, Inc.

Statement of Changes in Stockholder's Equity
For the Period from January 1, 2007 to December 31, 2007

	10,000 Shares of Common Stock	Added Paid in Capital	(Deficit) Retained Earnings
Balances, December 31, 2006	$ 10,000	$ 115,000	$ (48,215)
Added Paid in Capital			
Net Income (Loss) for the Period			92,174
Balances, December 31, 2006	$ 10,000	$115,000	$ 43,959

The accompanying notes are an integral part of these financial statements.

Western Equity Group, Inc.

Statement of Cash Flows
For the Period from January 1, 2007 to December 31, 2007

Cash Flow from Operating Activities -	
Net Income (Loss) for the Period	$ 92,174
Add (Deduct) –	
Decrease in accounts receivable	-0-
Depreciation	3,428
Decrease in prepaid expenses	317
Increase in security deposit	(3,542)
Increase in accounts payable	3,676
Net Cash Provided (Used) by Operating Activities	96,053
Cash Flow from Investing Activities-	
Vehicle	(19,919)
Net Cash Provided (Used) by Investing Activities	(19,919)
Cash Flow from Financing Activities -	
Added Paid in Capital	-0-
Net Cash Provided (Used) by Financing Activities	-0-
Net Cash Increase (Decrease) for the period	76,134
Cash Balance, December 31, 2006	$ 69,475
Cash Balance, December 31, 2007	$145,609

The accompanying notes are an integral part of these financial statements.

Western Equity Group, Inc.

Schedule I
Computation of Net Capital
December 31, 2007

Net Capital – Stockholder's Equity	$168,959
Additions (Deductions) from Equity Non-allowable assets	(28,335)
Haircuts on Securities	(7,253)
Net Capital	$133,371

Schedule II
Computation of Net Capital Requirement
December 31, 2007

Minimum Net Capital Based on 6.67% Aggregate Indebtedness	$	332
Minimum Dollar Requirement		5,000
Excess Net Capital		128,371
Excess Net Capital @ 1000%(Net Cap-10%A.I.)		133,869

Schedule III
Computation of Aggregate Indebtedness
December 31, 2007

Total aggregated indebtedness from liabilities From financial condition	$	4,985
Ratio of aggregated indebtedness to net capital		3.7%

There were no differences between the company's audited and initial unaudited computation of net capital requirement and computation of aggregate indebtedness reported by the company on its Form X -17A-5, Part IIA for the year ended December 31, 2007.

The accompanying notes are an integral part of these financial statements.

Western Equity Group, Inc.

Notes to Financial Statements
December 31, 2007

Note 1: Significant Accounting Policies –

As a registered broker-dealer in securities, the Company is subject to the Securities Exchange Act of 1934. The Company uses the accrual method of accounting for financial reporting purposes.

Allowance for doubtful accounts – bad debt expense. The Company does not record an allowance for doubtful accounts in its books because all accounts listed in the accounts receivable are collected within a thirty-day period.

The Company has executed agreements with RBC Dain Correspondent Services for the handling of customer securities transactions on a fully disclosed basis.

The Company introduces and forwards all customer and principal transactions involving purchases and sales of securities to another broker or dealer who carries such accounts on a fully disclosed basis. The Company promptly forwards all funds and securities received in connection with its activities with other brokers and does not otherwise hold funds or securities for or owe money or securities to customers.

For purposes of reporting cash flows, cash and cash equivalents include cash on hand and demand deposits at banks and security firms.

In conformity with generally accepted accounting principles, preparation of financial statements may require the use of management's estimates.

Note 2: Capital Requirement –

The Company, as a registered broker-dealer in securities, is required to comply with the net capital provisions of the Securities Exchange Act of 1934. Under that rule, the Company had net capital, as defined, of $133,371, which is $128,371 in excess of the minimum amount required to be maintained. There were no differences between the Company's audited and initial unaudited computation of net capital, computation of net capital requirement and the computation of aggregate indebtedness reported by the Company on its unaudited Form X-17A-5, Part IIA for the year ended December 31, 2006.

Initial unaudited net capital	$133,371
Audited net capital	$133,371

Note 3: Capital Stock and Earnings Data –

The Company is authorized to issue 100,000 shares of its common stock. The net income per share on the 50,000 shares of common stock outstanding during 2007 was $1.84.

Note 4: Exemption From Computing Reserve Requirements and other Provisions

The company is exempt from computing the Reserve Requirement for the period ending December 31, 2007 as per the Security and Exchange Commission Rule 15c3-3(k)(2)(ii) and is also exempt from the provisions of the Possession or Control provision as per the Security and Exchange Commission Rule 15c3-3(k)(2)(ii).

TIMOTHY A COONS, CPA
Teddy Barzilai CPA Inc
4241 JUTLAND DRIVE, SUITE 304A
SAN DIEGO, CALIFORNIA 92117
858-274-5573
FAX 866-302-8284

To the Stockholder and Board of Directors
Western Equity Group, Inc.

I have examined the financial statements of Western Equity Gr oup Inc (a California S-corporation) as of December 31, 2007 and have issued an auditor's report thereon dated February 22, 2008.

As part of that examination, I planned, performed and evaluation of the systems of internal control to the extent I considered necessary to evaluate the system as required by U.S. generally accepted auditing standards and Rule 17a-5 of the Securities and Exchange Commission. This planning, performing, and evaluating included the accounting system, the procedures for safeguardi ng securities, and the practices and procedures followed in making the (i) periodic computations of aggregate indebtedness and net capital under Rule 17-a-3(a)(11) and the reserve required by Rule 15c3 -3(e), (ii) for safe guarding securities that may be received for transmittal to a clearing organization, (iii) required prompt payment for securities of Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, (iv) in obtaining and maintaining physical possession or c ontrol of all fully paid and excess margin securities of customers as required by Rule 15c3 -3, (v) making quarterly security examinations, counts, verifications and comparisons, and (vi) recordation of differences required by Rule 17a -13. Rule 17a-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weakness existing at the date of my examination would be disclosed. Under U.S. generally accepted auditing standards and Rule 17a-5, the purposes of such planning, performance, and evaluation are to establish a basis for reliance thereon in determining the nature, timing, and extent of other auditing procedures necessary for expressing an opinion on the financial statements and to provide a b asis for reporting material weaknesses in internal accounting control.

The management of the Company is responsible for establishing and maintaining internal control and practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility the objective of internal accounting control is to provide reasonable, but not absolute, assurance concerning the safeguarding of assets against loss from unauthorized use or disposition and fraud concerning the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognize that the ev aluation of these factors necessarily requires estimates and judgements by management. However, for the purposes of the report under Rule 17a -5, the determination of weakness to be reported was made without considering the practicability of corrective action by management within the framework of a cost/benefit relationship.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control to detect an error or fraud that may oc cur. In the performance of most control procedures, errors or fraud can result from the misunderstanding of instruction, mistakes of judgement, carelessness, or other personal factors. Control procedures whose effectiveness depends on segregation of duti es can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management either with respect to the execution and recording of transactions or with respect to the estimates and judgements required in the preparati on of financial statements. Further, projection of any evaluation of internal accounting control to future periods is subject to risk that the procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

My planning, performance and evaluation of the system of internal accounting control for the period of January 1, 2007 through December 31, 2007, which was made for the purposes set forth in the first paragraph above and would not necessarily disclose all weaknesses or fraud in the system that may have existed during that period, disclosed no weaknesses or fraud.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the company's practices and procedures were adequate at December 31, 2007 to meet the SEC objectives. Since this work disclosed no material inadequacies, in my opinion, no material inadequacy report is required.

This report is intended solely for the information and use of the Member, management, the SEC, the FINRA and other regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Timothy A Coons, CPA

San Diego, California USA
February 22, 2008

Western Equity Group, Inc.
5950 La Place Ct Ste 165
Carlsbad, California 92008

February 22, 2008

Timothy A Coons, CPA
Teddy Barzilai CPA Inc
4241 Jutland Drive, Suite 304A
San Diego, CA 92117

Dear Mr. Coons:

In connection with your examination of the statement of financial condition of Western Equity Group, Inc. as of December 31, 2007 and the related statements of income (loss), stockholder's equity, cash flows and computation of net capital, computation of net capital requirement, and computation of aggregate indebtedness all as of December 31, 2007 for the purpose of expressing an opinion as to whether or not the financial statements referred to above present fairly the financial position of Western Equity Group, Inc. in conformity with generally accepted accounting principles, we confirm to the best of our knowledge and belief, the following representations made to you during the course of your examination:

1. We are responsible for the fair presentation in the financial statements of financial condition, results of operations, and cash flows in conformity with generally accepted accounting principles.

2. We have made available to all –

   a. Financial records and related data.
   b. Minutes of the stockholder, directors or committees of directors or summaries of actions of recent meetings for which minutes have not yet been prepared.

3. There have been no –
   a. Irregularities involving management or other employees who have significant roles in the system if internal controls.
   b. Irregularities involving employees that could have a material effect on the financial statements.
   c. Communications from regulatory agencies concerning noncompliance with, or deficiencies in, financial reporting practices that could have a material effect on the financial statements.

4. We have no plans or intentions that may materially affect the carrying value or classification of assets or liabilities.

5. The following have been properly recorded or disclosed in the financial statements –

   a. Related party transactions and related amounts receivable or payable, including sales, purchases, loans, transfers, leasing arrangements, and guarantees.
   b. Capital Stock repurchase options or agreements or capital stock reserved for options, warrants, conversations or other requirements.
   c. Arrangements with financial institutions involving compensating balances, line -of-credit or similar agreements.
   d. Agreements to repurchase assets previously sold.

6. There are no –
   a. Violations or possible violations of laws or regulatio ns whose effects should be considered for disclosure in the financial statements or as a basis for recording a loss contingency.
   b. Other material liabilities or gain or loss contingencies that are required to be accrued or disclosed by Statement of Financial Accounting Standards No. 5.
   c. There are no unasserted claims or assessments that are probable of assertion and must be disclosed in accordance with Statement of Financial Accounting Standards No. 5. The Company has not retained or engaged legal council, as there have been no legal matters pending or in process since or during the year ended December 31, 200 7.

7. There are no material transactions that have not been properly recorded in the accounting records underlying the financial statements.

8. The company has satisfactory title to all owned assets and there are no liens or encumbrances or pledges on such assets that has not been recorded on the books and disclosed in the financial statements.

9. Provision has been made for any material loss to be sustained in the fulfillment of, or inability to fulfill, any sales commitments.

10. We have complied with all aspects of contractual agreements that have a material effect on the financial statements in the event of noncompliance.

11. No events have occurred to the balance sheet date that would require adjustments to, or disclosure in, the financial statements.

12. Subsequent to December 31, 2007 there have been no material losses arising from customer reneging or other disputed transactions.

Very truly yours,

Western Equity Group, Inc.

By: [signature]
Thomas Altfillisch, President

END